Exhibit 1

POINTER TELOCATION LTD.

NOTICE OF AN ANNUAL GENERAL MEETING OF SHAREHOLDERS

TO BE HELD ON JUNE 16, 2017

Notice is hereby given to the shareholders (the "Shareholders") of Pointer Telocation Ltd. (the "Company") that an Annual General Meeting of Shareholders will be held at the offices of Yigal Arnon & Co., 1 Azrieli Center, 46th Floor, Tel Aviv, on Friday, June 16, 2017, at 10:00 A.M. (Israel time) (the "Meeting") for the following purposes:

1.	TO RE-ELECT Mr. Yossi Ben Shalom, Mr. Barak Dotan and Mr. Nir Cohen as directors of the Company and Ms. Yehudit Rozenberg as an independent director of the Company for the coming year.

2.	TO ELECT Mr. Arieh Ben-Yosef and Mr. Ofer Wolf as external directors of the Company for a period of three years.

3.	Subject to the re-election of Ms. Yehudit Rozenberg as an independent director of the Company, and the election of Mr. Arieh Ben-Yosef and Mr. Ofer Wolf as external directors of the Company, TO APPROVE the grant of 1,500 Restricted Stock Units to each of Ms. Yehudit Rozenberg, Mr. Arieh Ben-Yosef and Mr. Ofer Wolf.

4.	TO APPROVE additional terms to the options to purchase 175,000 Ordinary Shares, NIS 3.00 par value each, of the Company, previously granted to Mr. David Mahlab, the Chief Executive Officer of the Company.

5.	TO APPROVE the increase of the gross monthly salary of Mr. David Mahlab, the Chief Executive Officer of the Company, effective as of May 1, 2017.

6.	TO ENTER into a Management Services Agreement with D.B.S.I. Investments Ltd., the Company's controlling shareholder, effective as of August 1, 2017.

7.	TO AMEND Article 24 - "Notice of General Meetings; Omission to Give Notice" and Article 33(b) - "Instrument of Appointments" of the Articles of Association of the Company.

8.	TO DELETE Article 28(d) - "Adoption of Resolutions at General Meeting; Merger" of the Articles of Association of the Company.

9.	TO AMEND Article 68 - "Indemnity, Insurance and Exemption" of the Articles of Association of the Company.

10.	Subject to the amendment of Article 68 of the Articles of Association of the Company, as detailed in Proposal 9 above, TO AMEND the indemnification letter entered into by the Company and its directors and officers, serving from time to time.

11.	TO APPROVE the grant of a special bonus, which is not in accordance with the Company's Compensation Policy, to Mr. Zvi Fried, the former Chief Financial Officer of the Company.

12.	TO APPOINT Kost Forer Gabbay & Kasierer as the independent public accountants of the Company for the year ending December 31, 2017 and to authorize our Audit Committee to fix their remuneration in accordance with the volume and the nature of their services, as the Audit Committee may deem fit in their sole discretion.

13.	Presentation and discussion of the Company's consolidated financial statements for the year ended December 31, 2016 and the report of the Board of Directors for such period.

Shareholders of record at the close of business on Monday, May 8, 2017 (the "Record Date"), will be entitled to notice of, and to vote at, the Meeting.

Shareholders who do not plan to attend the Meeting in person are requested to mark, date, sign and mail the enclosed proxy in the enclosed envelope as promptly as possible.

The position notices on behalf of the shareholders shall be delivered to the Company no later than ten (10) days prior to the Meeting. The last date to provide the response of the Board of Directors to such position notices shall be five (5) days prior to the Meeting.

A copy of the declarations of the directors, being brought to election at the Meeting, as well as a copy of the full proxy statement, may be viewed at the Company's offices at 14 Ha'Melacha Street, Park Afek, Rosh Ha'ayin, 4809133, Israel, Sunday through Thursday from 9:00 a.m. to 5:00 p.m.

The proxy statement and proxy card are available at

(i)	www.sec.gov
(ii)	www.magna.isa.gov.il
(iii)	www.maya.tase.co.il
(iv)	www.pointer.com/category/Calander_of_Events

Please note that details of the compensation granted to our five most highly compensated officers, during or with respect to the year ended December 31, 2016, appear in our annual report on Form 20F filed with the Securities and Exchange Commission.

By Order of the Board of Directors,

Pointer Telocation Ltd.

Date: May 3, 2017, as amended on June 12, 2017

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PROXY STATEMENT

POINTER TELOCATION LTD.

14 HA'MELACHA STREET

PARK AFEK, ROSH HA'AYIN 4809133

ISRAEL

+972-3-5723111

ANNUAL GENERAL MEETING OF SHAREHOLDERS

TO BE HELD ON JUNE 16, 2017

The enclosed proxy is being solicited by the Board of Directors (the "Board of Directors") of Pointer Telocation Ltd. (the "Company", "we", "our", "us", and "Pointer") for use at our annual general meeting of shareholders to be held on Friday, June 16, 2017 at 10:00 A.M. or at any postponement or adjournment thereof (the "Meeting"). The record date for determining which of our shareholders (the "Shareholders") are entitled to notice of, and to vote at, the Meeting is established as of the close of business on Monday, May 8, 2017 (the "Record Date").

As of May 3, 2017, we had 7,943,294 ordinary shares outstanding, each of nominal value New Israeli Shekels 3.00 (the "Ordinary Shares").

We expect to solicit proxies by mail and to mail this proxy statement and the accompanying proxy card to Shareholders on or about Friday, May 12, 2017. We will bear the cost of the preparation and mailing of these proxy materials and the solicitation of proxies. We will, upon request, reimburse banks, brokerage houses, other institutions, nominees, and fiduciaries for their reasonable expenses in forwarding solicitation materials to beneficial owners.

Upon the receipt of a properly executed proxy in the form enclosed, the persons named as proxies therein will vote the Ordinary Shares covered thereby in accordance with the instructions of the Shareholder executing the proxy. With respect to the proposals set forth in the accompanying Notice of Meeting, a Shareholder may vote in favor of the proposals or against them or may abstain from voting on the proposals. Shareholders should specify their choice on the accompanying proxy card. If no specific instructions are given with respect to the matter to be acted upon, the shares represented by a signed proxy will be voted FOR the proposals set forth in the accompanying Notice of Meeting, subject to the terms of applicable law.

Any Shareholder returning the accompanying proxy may revoke such proxy at any time prior to its exercise by (i) giving written notice to us of such revocation, (ii) voting in person at the Meeting or requesting the return of the proxy at the Meeting, or (iii) executing and delivering to us a later-dated proxy. Written revocations and later-dated proxies that were sent directly to the Company should also be sent to the Company at 14 Ha'Melacha Street, Park Afek, Rosh Ha'ayin, 4809133, Israel, Attention: Chief Financial Officer. All proxies must be received by the Company’s transfer agent or at the Company’s mailing address listed above four hours prior to the Meeting to be validly included in the tally of Ordinary Shares voted at the Meeting.

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Alternatively, shareholders who hold the Company's Ordinary Shares through members of the Tel Aviv Stock Exchange (the "TASE") may vote electronically via the electronic voting system of the Israeli Securities Authority (the "Electronic System"), up to six hours prior to the Meeting, after receiving a personal identifying number, an access code and additional information regarding the Meeting from the relevant member of the TASE and after carrying out a secured identification process.

Each Ordinary Share is entitled to one vote on each matter to be voted on at the Meeting. Subject to the terms of applicable law, two or more Shareholders present, personally or by proxy, who hold or represent together at least 25% of the voting rights of our issued share capital will constitute a quorum for the Meeting. If within half an hour from the time appointed for the Meeting a quorum is not present, the Meeting shall stand adjourned for one week, to Friday, June 23, 2017, at the same hour and place, without it being necessary to notify our Shareholders. If a quorum is not present at the adjourned date of the Meeting, within half an hour of the time fixed for the commencement thereof, subject to the terms of applicable law, the persons present shall constitute a quorum.

Proposals 1, 3, 7 and 12 to be presented at the Meeting require the affirmative vote of Shareholders present in person or by proxy and holding our Ordinary Shares amounting in the aggregate to at least a majority of the votes actually cast with respect to such proposals.

Proposal 2 to be presented at the Meeting requires the affirmative vote of shareholders present in person or by proxy and holding our Ordinary Shares amounting in the aggregate to at least a majority of the votes actually cast with respect to such proposal, provided that one of the following shall apply: (i) the majority of the votes includes at least a majority of all the votes of shareholders who are not controlling shareholders and do not have a personal interest in the approval of the appointment, excluding a personal interest that is not as a result of the shareholder’s connections with the controlling shareholder, and who are present at the Meeting; abstentions shall not be included in the total of the votes of the aforesaid shareholders; or (ii) the total of opposing votes from among the shareholders said in subsection (i) above does not exceed 2% of all the voting rights in the Company.

Proposals 4, 5, 6, 9, 10 and 11 to be presented at the Meeting require the affirmative vote of Shareholders present in person or by proxy and holding our Ordinary Shares amounting in the aggregate to at least a majority of the votes actually cast with respect to such proposals, provided that one of the following shall apply: (i) the majority of the votes includes at least a majority of all the votes of Shareholders who are not controlling Shareholders and do not have a personal interest in the approval of the transaction and who are present at the Meeting; abstentions shall not be included in the total of the votes of the aforesaid Shareholders; or (ii) the total of opposing votes from among the Shareholders said in subsection (i) above does not exceed 2% of all the voting rights in the Company.

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Proposal 8 to be presented at the Meeting requires the affirmative vote of at least a majority of the voting power of the Company.

PRINCIPAL SHAREHOLDERS

The following table and notes thereto sets forth certain information, as of May 3, 2017, regarding beneficial ownership (as defined in Rule 13d-3 under the Securities Exchange Act of 1934, as amended), of our Ordinary Shares by each person who is known by us to own beneficially more than 5% of our outstanding Ordinary Shares. The voting rights of our major shareholders do not differ from the voting rights of other holders of our Ordinary Shares. On May 3, 2017, there were 7,943,294 Ordinary Shares of the Company issued and outstanding.

Name of Beneficial Owner	Number of Ordinary Shares Beneficially Owned*		Percent of Ownership
D.B.S.I. Investments Ltd.	2,325,094	(1)	29.27%

Gandyr Investments Ltd.	790,770	(2)	9.96%

The Phoenix Insurance Company Ltd.	1,403,851	(3)	17.67%

Meitav Dash Investments Ltd.	529,685	(4)	6.67%

Yelin Lapidot Provident Funds Management Ltd. and Yelin Lapidot Mutual Funds Management Ltd.	408,971	(5)	5.15%

*	The percentage of outstanding Ordinary Shares beneficially owned is based on 7,943,294 Ordinary Shares outstanding as of May 3, 2017. Beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission. The number of Ordinary Shares beneficially owned by a person includes Ordinary Shares subject to options or warrants held by that person that are currently exercisable or exercisable within 60 days of May 3, 2017. Such Ordinary Shares issuable pursuant to such options or warrants are deemed outstanding for computing the percentage ownership of the person holding such options but not deemed outstanding for the purposes of computing the percentage ownership of any other person. To our knowledge, the persons named in this table and the footnotes thereto have sole voting and investment power with respect to all Ordinary Shares shown as owned by them.

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(1)	As office holders of D.B.S.I. Investments Ltd. ("DBSI"), Messrs. Barak Dotan and Yossi Ben Shalom, who are candidates for re-election as directors, may be considered to be the beneficial holders of 29.27% of our outstanding Ordinary Shares held by DBSI. Messrs. Barak Dotan and Yossi Ben Shalom also control DBSI, and therefore, share the beneficial ownership of 2,325,094 Ordinary Shares of the Company. DBSI holds the sole right to vote 2,325,094 of such Ordinary Shares, which right is directed jointly by Messrs. Yossi Ben Shalom and Barak Dotan. The principal business address of each of these entities and individuals is 85 Medinat Hayehudim Street, Herzelia, 4676670, Israel. This disclosure is based on information disclosed by DBSI on Form 13D/A, filed on November 1, 2016, as well as information provided directly to the Company by DBSI.

(2)	Ms. Yudith Yovel Recanati, Gandyr Investments Ltd. ("Gandyr Investments") and Gandyr Israel Financial Holdings Ltd. ("Gandyr Holdings") jointly hold 790,770 of our Ordinary Shares, and they have joint power over such shares. Gandyr Holdings is wholly owned by Gandyr Investments. Gandyr Investments is wholly owned and controlled by Ms. Yudith Yovel Recanati. The principal business address of these entities and individual is 89 Medinat Hayehudim Street, Herzlia 4676672, Israel. This disclosure is based on information disclosed by Ms. Yudith Yovel Recanati, Gandyr Investments and Gandyr Holdings on Form 13D/A, filed on November 15, 2016.

(3)	The Phoenix Insurance Company Ltd. and the Phoenix Holdings Ltd. (jointly, the "Phoenix") holds 1,403,851 of our Ordinary Shares. The principal business address of Phoenix is Derech HaShalom 53, Giv'atayim, 5345433, Israel. This disclosure is based on information disclosed by Phoenix for publication on the Tel-Aviv Stock Exchange on April 10, 2016.

(4)	Meitav Dash Investments Ltd. ("Meitav Dash Investments") holds 529,685 of our Ordinary Shares. The principal business address of Meitav Dash Investments is 30 Derekh Sheshet Ha-Yamim, Bene-Beraq 5120261, Israel. This disclosure is based on information disclosed by Meitav Dash Investments on Form 13G, filed on January 10, 2017.

(5)	Mr. Dov Yelin, Mr. Yair Lapidot, Yelin Lapidot Provident Funds Management Ltd. and/or mutual funds managed by Yelin Lapidot Mutual Funds Management Ltd. (the "Subsidiaries"), each a wholly-owned subsidiary of Yelin Lapidot Holdings Management Ltd. ("Yelin Lapidot Holdings"), jointly hold 408,971 of our Ordinary Shares, and they have joint power over such shares. Messrs. Dov Yelin and Yair Lapidot each own 24.38% of the share capital and 25% of the voting rights of Yelin Lapidot Holdings, and are responsible for the day-to-day management of Yelin Lapidot Holdings. The principal business addresses of these entities and individuals is 50 Dizengoff St., Dizengoff Center, Gate 3, Top Tower, 13th floor, Tel Aviv 6433222, Israel. This disclosure is based on information disclosed by Yelin Lapidot Holdings, Yelin Lapidot Mutual Funds Management Ltd. and Messrs. Dov Yelin and Yair Lapidot on Form 13G, filed on February 8, 2017 as well as information information disclosed by Yelin Lapidot Mutual Funds Management Ltd. for publication on the Tel-Aviv Stock Exchange on February 12, 2017.

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MATTERS RELATING TO THE 2017 ANNUAL GENERAL MEETING

At the Meeting, the shareholders will be asked to vote on the following proposals:

PROPOSAL 1

RE-ELECTION OF DIRECTORS

The Company has nominated the persons named below, who were elected as directors at the Annual General Meeting of Shareholders held on October 6, 2016, for re-election as directors to serve for a period of one year until the next annual general meeting or until their respective successors are duly elected and qualified.

As required by Israeli law, each of the director nominees named below has declared in writing that: (i) he or she possess the requisite skills and expertise, as well as sufficient time, to perform his/her duties as a director of our company; (ii) he or she was not convicted by a conclusive judgment for one of the following offenses less than five years prior to the date of the judgment: (a) an offense under Sections 290 to 297, 392, 415, 418 to 420 and 422-428 of the Penal Law, 5737-1977, or under Sections 52C, 52D, 53(a) or 54 of the Israeli Securities Law, 5728-1968; (b) by a court outside Israel for bribery, deceit, fraud, an offense by a manager of a corporate body or an offense involving misuse of inside information; and (c) for any other offense in respect of which a court holds that, due to the substance, gravity or circumstances of such offense, such person is not fit to serve as director in a public company; (iii) he or she is not subject to a court or committee decision in an administrative enforcement proceeding pursuant to Section 226A of the Israeli Companies Law 5759-1999 (the "Companies Law") that prohibits him or her from serving as a director; and (iv) he or she has not been declared bankrupt or incompetent. Such declarations are available for review at our registered office.

The independent director nominee has also made additional declarations, as required under the Companies Law in respect of her independence.

Each of the nominees has consented to being named in this Proxy Statement and the Company is not aware of any reason why such person may not serve as a director. Information on each nominee for director is set forth below. The information is based upon the records of the Company and information provided by each nominee. If at the time of the Meeting, however, any of the below-named nominees should be unable or decline to serve as a director, the persons named as proxies herein will vote for such substitute nominee or nominees as the Board of Directors recommends, or will vote to allow the vacancy created thereby to remain open until filled by the Board of Directors.

The following table provides certain relevant information concerning the nominees, including their principal occupation during the past five years.

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Nominee	Age	Principal Occupation

Yossi Ben Shalom	61	Yossi Ben Shalom has served as the Chairman of our Board of Directors since April 2003. Mr. Ben Shalom was Executive Vice President and Chief Financial Officer of Koor Industries Ltd. (KOR) from 1998 through 2000. Before that, Mr. Ben-Shalom served as Chief Financial Officer of Tadiran Ltd. Mr. Ben-Shalom was an active director in numerous boards, such as NICE Systems (NICE), (computer telephony), Machteshim Agan (chemistry), Investec Bank. Mr. Ben Shalom currently serves as a director in Taldor Computer Systems Ltd. and Danel (Adir Yehoshua) Ltd. He is also the chairman of the board of Shagrir Group Vehicle Services Ltd., CAR2GO Ltd., Rada Electronic Industries Ltd. and Matzman & Merutz Milenium Ltd.. He was the active Chairman of Scopus Ltd. and Cimatron Limited. Mr. Ben Shalom is a co-founder of DBSI, a private investment company that has made various investments in private and public companies. Mr. Ben-Shalom holds a B.A. in Economics and M.A. in Business Management from Tel Aviv University.

Barak Dotan	48	Barak Dotan, was appointed a director on our board in April 2003. Mr. Dotan is a co-founder of DBSI, a private investment company that invests in private and public companies. Mr. Dotan also serves as Chairman of the Board of Directors at Taldor Computer Systems (1986) Ltd. and Danel (Adir Yehoshua) Ltd. and as a director at B.R.Y.N. Investments Ltd., DBSI, Hatav Hashmini Hachadash (2000) Ltd. and Hatav Hashmini Production & Distribution Ltd. Mr. Dotan graduated from the Hebrew University of Jerusalem summa cum laude with a B.Sc. in Computer Science and Business Management.

Nir Cohen	44	Nir Cohen, was appointed a director on our board in June 2012. Currently Mr. Cohen serves as Chief Financial Officer of DBSI and Shiraz DS Investments Ltd. Mr. Cohen is also a director in the following publicly traded companies: Shagrir Group Vehicle Services Ltd., Taldor Computer Systems (1986) Ltd., Rada Electronic Industries Ltd. and Danel (Adir Yehoshua) Ltd. Mr. Cohen holds a BA in Accounting and Business Management from the College of Management, and he is a Certified Public Accountant in Israel.

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Yehudit Rozenberg	57

Yehudit Rozenberg, was appointed a director on our board in January 2016. Since 2007, Ms. Rozenberg has served as the director of finance of Elbit Systems Ltd., an international defense company. Ms. Rozenberg also serves as the Chief Financial Officer of Elbit Systems - Elisra Division. From 2004 to 2009, Ms. Rozenberg served as an external director and a member of the Audit Committee of the Board of Directors of Taldor Group. Ms. Rozenberg holds a M.A. in law from Bar Ilan University, M.B.A in Business Administration (magna cum laude) from Tel-Aviv University and a B.A in Economics from Bar Ilan University.

OUR BOARD OF DIRECTORS WILL PRESENT THE FOLLOWING RESOLUTION AT THE MEETING AND RECOMMENDS YOU VOTE FOR SUCH RESOLUTION:

“RESOLVED, that Mr. Yossi Ben Shalom, Mr. Barak Dotan and Mr. Nir Cohen are hereby re-elected to serve as directors of the Company for the coming year until the next annual meeting or until their respective successors are duly elected, and Ms. Yehudit Rozenberg is hereby re-elected to serve as an independent director of the Company for the coming year until the next annual meeting or until her respective successor is duly elected.”

Proposal 1 requires the affirmative vote of the holders of at least a majority of the voting power represented at the Meeting in person or by proxy and voting thereon, in respect of each director.

Subject to the re-election of Ms. Yehudit Rozenberg as an independent director of the Company, Ms. Yehudit Rozenberg shall be entitled to an annual fee and a participation fee at the fixed amount rate as set forth in the Companies Regulations (Rules Regarding Compensation and Expenses of an External Director) – 2000, and therefore, the approval of the shareholders of the Company is not required. In addition, all directors and officers of the Company are covered by a Directors and Officers insurance policy in accordance with the guidelines set forth in the Company's Compensation Policy.

PROPOSAL 2

ELECTION OF EXTERNAL DIRECTORS

The Companies Law requires Israeli companies with shares that have been offered to the public in or outside of Israel to appoint two external directors. No person may be appointed as an external director if the person is a relative of the controlling shareholder, or if such person or the person’s relative, partner, employer or any entity under the person’s control, has or had, on or within the two years preceding the date of the person’s appointment, to serve as external director, any affiliation with the company, with the controlling shareholder, or at the date of appointment to a relative of the controlling shareholder or to Another Corporation, and in respect of a company in which there is no controlling shareholder or a shareholder holding a controlling block – also an affiliation, at the date of appointment, to the chairman of the board of directors, the chief executive officer, a substantial shareholder or the most senior financial officer. The term “affiliation” includes:

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·	an employment relationship;

·	a business or professional relationship maintained on a regular basis;

·	control of the company; and

·	service as an office holder.

The term “Another Corporation” means a corporation in which the controlling shareholder, at the date of appointment or during two years preceding the appointment, is the company or its controlling shareholder.

No person may serve as an external director if the person’s position or other business activities create, or may create, a conflict of interest with the person’s responsibilities as an external director or may otherwise interfere with the person’s ability to serve as an external director. Additionally, no person may serve as an external director if the person, the person’s relative, spouse, employer or any entity controlling or controlled by the person, has a business or professional relationship with someone with whom affiliation is prohibited, even if such relationship is not maintained on a regular basis, except negligible relationships, or if such person received from the company any compensation as an external director in excess of what is permitted by the Israeli Companies Law.

The initial term of an external director is three years and may be extended for additional two terms of three years each. External directors may be removed only by the same percentage of Shareholders as is required for their election, or by a court, and then, only if the external directors cease to meet the statutory qualifications for their appointment or if they violate their duty of loyalty to the company. Each committee of a company’s board of directors must include at least one external director and all external directors must be members of the company’s audit committee.

Subject to the Shareholders' approval, the external directors shall be entitled to receive indemnification letters in the form attached hereto as Exhibit C.

A copy of each of Mr. Arieh Ben-Yosef and Mr. Ofer Wolf declarations of meeting the requirements of the Companies Law to serve as an external director may be viewed at the offices of the Company.

Our Board of Directors recommends electing Mr. Arieh Ben-Yosef and Mr. Ofer Wolf as external directors of the Company. Certain information concerning Mr. Arieh Ben-Yosef and Mr. Ofer Wolf appears below.

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Nominee	Age	Principal Occupation

Arieh Ben-Yosef	64	Arieh Ben-Yosef is the Chief Executive Officer of Herd MOOnitor Ltd., a start-up company engaged in precision agriculture (herd management systems), a position he holds since September 2016. Since 2014, Mr. Ben-Yosef has also served as a director of Alcobra Ltd., a biopharmaceutical company traded on Nasdaq, and since 2010 as a director of Insuline Ltd., a public company engaged in medical devices, listed on the Tel Aviv Stock Exchange. Between 1998 and 2014 Mr. Ben-Yosef served as a director of Microwave Networks Inc., a US company in the field of telecom equipment. Between 2014 and January 2016, Mr. Ben-Yosef served as the Chief Executive Officer of Yazamtech Ltd., a start-up company engaged in cyber security. Between April 2011 and August 2012, Mr. Ben-Yosef served as the General Manager of Teledata Networks Ltd., a high-tech company. Mr. Ben-Yosef holds a M.B.A and B.A in Middle Eastern studies, both from Hebrew University, Jerusalem.

Ofer Wolf	55	Ofer Wolf is the CEO of EAS, logistics consulting company, a position he has held since 2014. Prior to that, Mr. Wolf served as the head of the Technology and Logistics Division of the Israeli Defense Forces, as Brigadier General. Mr. Wolf holds a BSc in Mechanical Engineering from the Technion – Israel Institute of Technology, and an Executive M.B.A from Tel Aviv University.

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OUR BOARD OF DIRECTORS WILL PRESENT THE FOLLOWING RESOLUTION AT THE MEETING AND RECOMMENDS YOU VOTE FOR SUCH RESOLUTION:

“RESOLVED, that Mr. Arieh Ben-Yosef and Mr. Ofer Wolf are hereby elected to serve as our external directors for a three year term commencing on the date of the Meeting.”

Proposal 2 requires approval by: (i) the majority of the votes actually cast with respect to such proposal including at least a majority of the voting power of the non-controlling shareholders (as such term is defined in the Israel Securities Law, 1968) or those Shareholders who do not have a personal interest in approval of the nomination, excluding a personal interest that is not as a result of the shareholder’s connections with the controlling shareholder, who are present in person or by proxy and vote on such proposal, or (ii) the majority of the votes cast on such proposal at the Meeting, provided that the total votes cast in opposition to such proposal by the non-controlling shareholders or those Shareholders who have a personal interest in approval of the nomination except for a personal interest that is not as a result of the shareholder’s connections with the controlling shareholder (as such term is defined in the Israel Securities Law, 1968) does not exceed 2% of all the voting power in the Company.

Section 7(a) to the Companies Regulations (Rules Regarding Compensation and Expenses of External Directors) – 2000 determines that in the event the annual fee or the participation fee to be paid to the external directors is between the fixed amount rate and the maximum amount set forth in the Regulations, the approval of the Shareholders is not required. The external directors of the Company are entitled to an annual fee and a participation fee at the fixed amount rate as set forth in the Companies Regulations (Rules Regarding Compensation and Expenses of an External Director) – 2000, and therefore, the approval of the Shareholders of the Company is not required. The resolution with respect to the remuneration of the external directors was approved by the Audit Committee and the Board of Directors in their meetings held April 27, 2017.

PROPOSAL 3

APPROVAL OF GRANT OF 1,500 RESTRICTED STOCK UNITS TO EACH OF MS. YEHUDIT ROZENBERG, MR. ARIEH BEN-YOSEF AND MR. OFER WOLF

Pursuant to the Israeli Companies Law the terms of compensation of members of a Board of Directors of the Company requires approval of the Audit Committee, the Board of Directors and the shareholders of a company, in that order. The Audit Committee and the Board of Directors on April 27, 2017 recommended to grant to each of Ms. Yehudit Rozenberg, subject to her re-election and Mr. Arieh Ben-Yosef and Mr. Ofer Wolf, subject to their election, 1,500 Restricted Stock Units (the "RSUs"). The Audit Committee and the Board of Directors also determined that the proposed grants of RSU's to Ms. Yehudit Rozenberg, Mr. Arieh Ben-Yosef and Mr. Ofer Wolf are in compliance with the Company's Compensation Policy approved by the Shareholders of the Company on October 6, 2016 (the "Compensation Policy"). Subject to the election of the applicable individual to the Board, the RSUs are to vest in equal installments over a three year period commencing on the date of the Meeting, provided that the Director shall continue to serve as a member of the Board of Directors of the Company at each of the applicable vesting dates. The terms of the proposed grants of RSUs shall be in accordance with the Company's Global Share Incentive Plan (2013) (the "Plan").

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The RSUs to be granted to each of the Directors constitute, as of April 27, 2017, 0.019% of the Company's issued share capital. The value of the RSUs is estimated as of April 21, 2017 to be US$ 12,655, based on the Black & Scholes formula.

The Board of Directors of the Company on April 27, 2017 determined that such proposal is in the best interest of the Company and its Shareholders, in light of Ms. Yehudit Rozenberg, Mr. Arieh Ben-Yosef's and Mr. Ofer Wolf's important role in the Company and their qualifications and experience.

OUR BOARD OF DIRECTORS WILL PRESENT THE FOLLOWING RESOLUTION AT THE MEETING AND RECOMMENDS YOU VOTE FOR SUCH RESOLUTION:

“RESOLVED, TO APPROVE the grant of 1,500 Restricted Stock Units to each of Ms. Yehudit Rozenberg, Mr. Arieh Ben-Yosef and Mr. Ofer Wolf, subject to their election to the Board. The Restricted Stock Units are to vest in equal installments over a three year period commencing on the date of the Meeting, with an exercise price of NIS 3.00 per share. ”

Proposal 3 requires the affirmative vote of the holders of at least a majority of the voting power represented at the Meeting in person or by proxy and voting thereon.

PROPOSAL 4

APPROVAL OF ADDITIONAL TERMS TO THE OPTIONS TO PURCHASE 175,000 ORDINARY SHARES, NIS 3.00 PAR VALUE EACH, OF THE COMPANY, PREVIOUSLY GRANTED TO MR. DAVID MAHLAB, THE CHIEF EXECUTIVE OFFICER OF THE COMPANY

Under the Companies Law, arrangements regarding the compensation of a company’s Chief Executive Officer require the approval of the Audit Committee, the Board of Directors and the Shareholders, in that order (except in certain specific cases referred to in the Companies Law).

Mr. David Mahlab has served as our Chief Executive Officer since February 1, 2011.

On July 6, 2017 our Audit Committee and Board of Directors and thereafter on October 6, 2017, the Shareholders, in the Annual General Meeting of Shareholders held on October 6, 2016, approved the grant of options to purchase 175,000 Ordinary Shares to Mr. David Mahlab, under certain terms and conditions (the "Granted Options").

On April 27, 2017 our Audit Committee and our Board of Directors, approved certain additional terms to the Granted Options.

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The additional terms of the Granted Options, are as follows:

i.	Adjustment of Exercise Price- In accordance with the Company's Plan and for clarification purposes only, it was noted that the exercise price of the Granted Options shall be adjusted for stock dividends.

ii.	Additional Acceleration Events- notwithstanding the vesting schedule of the Granted Options, and in addition to the acceleration of the vesting of the Granted Options in the event of the Chief Executive Officer’s death, during the provision of his services to the Company, upon the occurrence of any of the following events, the vesting of the Granted Options shall accelerate and the Granted Options shall become fully vested and exercisable upon the: (a) sale of all outstanding share capital of the Company; (b) merger of the Company into another corporation under which the Company ceases to exist or becomes wholly-owned by the other corporation; or (c) sale of the entire holdings in the Company held by DBSI, the controlling shareholder of the Company, as a result of which the Chief Executive Officer’s employment at the Company is terminated, either by the Company or the Chief Executive Officer, during the period of twelve (12) months following the date of the sale or in the event that the Company terminates the employment of the Chief Executive Officer up to three (3) months prior to such sale. Upon the occurrence of either (a) or (b) above, the Chief Executive Officer shall be obligated to exercise his Granted Options and to sell his Ordinary Shares arising out of the exercise of the Granted Options as part of the transactions. Any remaining Granted Options, which were not exercised upon the occurrence of either (a) or (b) above, shall be cancelled and void.

It is noted that the above additional terms were approved by the Annual General Meeting held on September 12, 2013, in respect of the options to purchase 246,984 Ordinary Shares granted to Mr. David Mahlab.

OUR BOARD OF DIRECTORS WILL PRESENT THE FOLLOWING RESOLUTION AT THE MEETING AND RECOMMENDS YOU VOTE FOR SUCH RESOLUTION:

“RESOLVED to approve the additional terms of the options to purchase 175,000 Ordinary Shares of the Company, previously granted to Mr. David Mahlab, the Company's Chief Executive Officer.”

Approval of Proposal 4 requires the affirmative vote of Shareholders present in person or by proxy and holding our Ordinary Shares amounting in the aggregate to at least a majority of the votes actually cast with respect to such resolution, provided that one of the following shall apply: (i) the majority of the votes includes at least a majority of all the votes of Shareholders that are not the controlling shareholders of the Company or who do not have a personal interest in the approval of the transaction and who are present at the Meeting; abstentions shall not be included in the total of the votes of the aforesaid Shareholders; or (ii) the total of opposing votes from among the Shareholders said in subsection (i) above does not exceed 2% of all the voting rights in the Company.

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PROPOSAL 5

APPROVAL OF THE INCREASE OF THE GROSS MONTHLY SALARY OF MR. DAVID MAHLAB, THE CHIEF EXECUTIVE OFFICER OF THE COMPANY

As noted above, under the Companies Law arrangements regarding the compensation of a company’s Chief Executive Officer require the approval of the Audit Committee, the Board of Directors and the Shareholders, in that order.

On April 27, 2017 our Audit Committee and our Board of Directors approved the increase of the gross monthly salary of Mr. David Mahlab, the Chief Executive Officer of the Company, from NIS 80,300 to NIS 90,720, effective as of May 1, 2017.

OUR BOARD OF DIRECTORS WILL PRESENT THE FOLLOWING RESOLUTION AT THE MEETING AND RECOMMENDS YOU VOTE FOR SUCH RESOLUTION:

“RESOLVED to approve the increase of the gross monthly salary of Mr. David Mahlab, the Chief Executive Officer of the Company, from NIS 80,300 to NIS 90,720, effective as of May 1, 2017.”

Approval of Proposal 5 requires the affirmative vote of Shareholders present in person or by proxy and holding our Ordinary Shares amounting in the aggregate to at least a majority of the votes actually cast with respect to such resolution, provided that one of the following shall apply: (i) the majority of the votes includes at least a majority of all the votes of Shareholders that are not the controlling shareholders of the Company or who do not have a personal interest in the approval of the transaction and who are present at the Meeting; abstentions shall not be included in the total of the votes of the aforesaid Shareholders; or (ii) the total of opposing votes from among the Shareholders said in subsection (i) above does not exceed 2% of all the voting rights in the Company.

PROPOSAL 6

APPROVAL OF ENTERING INTO A MANAGEMENT SERVICES AGREEMENT WITH D.B.S.I. INVESTMENTS LTD., THE COMPANY'S CONTROLLING SHAREHOLDER

On May 27, 2014 the Shareholders of the Company approved the Company entering into a Management Services Agreement with DBSI, pursuant to which DBSI provided the Company with management services with respect to the Company's business as agreed upon by the parties from time to time, including, among others, provisions of directors services, consulting services, conducting negotiations with the banks and review of potential mergers and acquisitions. In consideration for such management services the Company paid to DBSI an aggregate annual management fee in the amount of $180,000, which was paid in equal quarterly installments of $45,000 each. The Management Services Agreement is to expire on July 31, 2017. Pursuant to the proposed resolution, the Company wishes to enter into a new Management Services Agreement, under similar terms to the Management Services Agreement entered into on May 27, 2014. The new Management Services Agreement shall be effective as of August 1, 2017. A copy of the Management Services Agreement is attached hereto as Exhibit A.

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In accordance with the Companies Law, an extraordinary transaction between a company and its controlling shareholder, such as the Management Services Agreement between the Company and DBSI, is limited for a period of three years and will thereafter automatically terminate on July 31, 2020, unless reapproved by the Shareholders.

The Audit Committee appointed an independent consultant (the "Consultant") to conduct a comparison between the consideration paid under the Management Services Agreement, including with respect of provision of the position of active chairman of the Board of Directors, and other companies in the market with similar market cap and which are active in similar fields of business. The Consultant determined that the consideration paid under the Management Services Agreement is within the average range paid by such companies.

Based on the Consultant's findings, on April 27, 2017 the Audit Committee and the Board of Directors of the Company resolved to approve the entering into the Management Services Agreement with DBSI for a period of three years, commencing on August 1, 2017, based, inter alia, on the following:

•	The level of familiarity of DBSI with the Company's business, customers and strategy is unique and therefore provides the Board of Directors and its committees meaningful assistance in its decision making process.
•	The contribution of DBSI's and the office holders related to DBSI to the Company.
•	The Company's need to preserve the services provided by DBSI.
•	The fair consideration under the Management Services Agreement.

OUR BOARD OF DIRECTORS WILL PRESENT THE FOLLOWING RESOLUTION AT THE MEETING AND RECOMMENDS YOU VOTE FOR SUCH RESOLUTION:

“RESOLVED, to enter into a Management Services Agreement with D.B.S.I. Investments Ltd., the Company's controlling shareholder, effective as of August 1, 2017 until July 31, 2020.”

Proposal 6 requires the affirmative vote of Shareholders present in person or by proxy and holding our Ordinary Shares amounting in the aggregate to at least a majority of the votes actually cast with respect to such proposal, provided that one of the following shall apply: (i) the majority of the votes includes at least a majority of all the votes of Shareholders who do not have a personal interest in the approval of the transaction and who are present at the Meeting; abstentions shall not be included in the total of the votes of the aforesaid Shareholders; or (ii) the total of opposing votes from among the Shareholders said in subsection (i) above does not exceed 2% of all the voting rights in the Company.

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PROPOSAL 7

APPROVAL OF AMENDMENT OF ARTICLE 24 - "NOTICE OF GENERAL MEETINGS; OMISSION TO GIVE NOTICE" AND ARTICLE 33(B) - "INSTRUMENT OF APPOINTMENTS" OF THE ARTICLES OF ASSOCIATION OF THE COMPANY

The Board of Directors of the Company recommends to the Shareholders to approve the following amendments to the Articles of Association: (i) Article 24 - "Notice of General Meetings; Omission to Give Notice" of the Articles of Association of the Company, to be amended such that the Company shall not be required to publish notices of Shareholders' meetings in newspapers, and instead will publish such notices in the Company's website, all in accordance with the amendment to the regulations promulgated under the Companies Law; and (ii) amend Article 33(b) - "Instrument of Appointments" of the Articles of Association of the Company, regarding the time of delivery of an instrument of appointing a proxy, by applying the regulations promulgated under the Companies Law in respect thereof, all as set forth under Exhibit B attached hereto.

OUR BOARD OF DIRECTORS WILL PRESENT THE FOLLOWING RESOLUTION AT THE MEETING AND RECOMMENDS YOU VOTE FOR SUCH RESOLUTION:

“RESOLVED to amend: (i) Article 24 - "Notice of General Meetings; Omission to Give Notice" of the Articles of Association of the Company, to be amended such that the Company shall not be required to publish notices of Shareholders' meetings in newspapers, and instead will publish such notices in the Company's website; and (ii) amend Article 33(b) - "Instrument of Appointments" of the Articles of Association of the Company, regarding the time of delivery of an instrument of appointing a proxy, by applying the regulations promulgated under the Companies Law in respect thereof, all as set forth under Exhibit B attached hereto”

Proposal 7 requires the affirmative vote of the holders of at least a majority of the voting power represented at the Meeting in person or by proxy and voting thereon.

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PROPOSAL 8

APPROVAL OF DELETION OF ARTICLE 28(D) - ADOPTION OF RESOLUTIONS AT GENERAL MEETING; MERGER OF THE ARTICLES OF ASSOCIATION OF THE COMPANY

The Board of Directors of the Company recommends to the Shareholders to approve the deletion of Article 28(d) - "Adoption of Resolutions at General Meeting; Merger" of the Articles of Association of the Company, regarding the special majority for approving the consummation of a merger, and instead apply the provisions of the Companies Law.

OUR BOARD OF DIRECTORS WILL PRESENT THE FOLLOWING RESOLUTION AT THE MEETING AND RECOMMENDS YOU VOTE FOR SUCH RESOLUTION:

“RESOLVED to delete Article 28(d) - "Adoption of Resolutions at General Meeting; Merger" of the Articles of Association of the Company. ”

Proposal 8 to be presented at the Meeting requires the affirmative vote of at least a majority of the voting power of the Company.

PROPOSAL 9

APPROVAL OF AMENDMENT TO ARTICLE 68 - "INDEMNITY, INSURANCE AND EXEMPTION" OF THE ARTICLES OF ASSOCIATION OF THE COMPANY

The Board of Directors of the Company recommends to the Shareholders to add to Article 68 - "Indemnity, Insurance and Exemption" of the Articles of Association of the Company, the reference to the Israeli Antitrust Law, 5748-1988 (the "Antitrust Law") and any applicable law, such that the Company may indemnify, insure and exempt its directors and officers also in cases of breach of the Antitrust Law and any applicable law, as set forth under Exhibit B attached hereto.

OUR BOARD OF DIRECTORS WILL PRESENT THE FOLLOWING RESOLUTION AT THE MEETING AND RECOMMENDS YOU VOTE FOR SUCH RESOLUTION:

“RESOLVED to add to Article 68 - "Indemnity, Insurance and Exemption" of the Articles of Association of the Company, the reference to the Israeli Antitrust Law, 5748-1988 and any applicable law, as set forth under Exhibit B attached hereto.”

Approval of Proposal 9 requires the affirmative vote of Shareholders present in person or by proxy and holding our Ordinary Shares amounting in the aggregate to at least a majority of the votes actually cast with respect to such proposal, provided that one of the following shall apply: (i) the majority of the votes includes at least a majority of all the votes of Shareholders who do not have a personal interest in the approval of the transaction and who are present at the Meeting; abstentions shall not be included in the total of the votes of the aforesaid Shareholders; or (ii) the total of opposing votes from among the Shareholders said in subsection (i) above does not exceed 2% of all the voting rights in the Company.

18

PROPOSAL 10

APPROVAL OF AMENDMENT TO THE LETTER OF INDEMNIFICATION ENTERED INTO BY THE COMPANY AND ITS DIRECTORS AND OFFICERS, SERVING FROM TIME TO TIME

This Proposal shall only be brought to the vote at the Meeting, provided that Proposal 9 above, to amend the Articles of Association of the Company, shall have been approved by the Meeting as detailed above.

The Companies Law and the Articles of Association of the Company, authorize us to indemnify, exempt and insure our directors and officers, subject to certain conditions and limitations. We believe that it is in the Company's best interest to provide indemnification to our officers and directors, to enable us to attract and retain highly qualified individuals.

Under the Companies Law, exculpation, indemnification and insurance of office holders must be approved by our Audit Committee and our Board of Directors and, in respect of directors, by our Shareholders.

Pursuant to the Company's letters of indemnification with each of our directors and officers, as previously approved by our Shareholders, the Company is obligated to indemnify our directors and officers who are, or who may become, parties to such agreement to the fullest extent permitted by law. Pursuant to the proposed amendments to the indemnification letters, our indemnification, insurance an exemption obligations will also cover liabilities under the Israeli Antitrust Law, 5748-1988. The full text of the amended indemnification letter is attached hereto as Exhibit C.

OUR BOARD OF DIRECTORS WILL PRESENT THE FOLLOWING RESOLUTION AT THE MEETING AND RECOMMENDS YOU VOTE FOR SUCH RESOLUTION:

“RESOLVED, TO AMEND the letter of indemnification entered into by the Company and its directors and officers, serving from time to time. The amended letter of indemnification is attached hereto as Exhibit C.”

Proposal 10 requires the affirmative vote of Shareholders present in person or by proxy and holding our Ordinary Shares amounting in the aggregate to at least a majority of the votes actually cast with respect to such proposal, provided that one of the following shall apply: (i) the majority of the votes includes at least a majority of all the votes of Shareholders who do not have a personal interest in the approval of the transaction and who are present at the Meeting; abstentions shall not be included in the total of the votes of the aforesaid Shareholders; or (ii) the total of opposing votes from among the Shareholders said in subsection (i) above does not exceed 2% of all the voting rights in the Company.

19

PROPOSAL 11

APPROVAL OF GRANT OF A SPECIAL BONUS, WHICH IS NOT IN ACCORDANCE WITH THE COMPANY'S COMPENSATION POLICY, TO MR. ZVI FRIED, THE FORMER CHIEF FINANCIAL OFFICER OF THE COMPANY

Under the Companies Law, arrangements regarding the compensation of an office holder of a company, which are not in accordance with the company's compensation policy, may, in special cases, be approved by the Audit Committee, the Board of Directors and the Shareholders, in that order.

Mr. Zvi Fried has served as our Chief Financial Officer for more than ten years and recently resigned due to personal reasons.

On March 29, 2017 our Audit Committee and Board of Directors, approved the grant to Mr. Zvi Fried of a special bonus, which is not in accordance with the Company's Compensation Policy, equal to three gross monthly salaries, namely a gross amount of NIS 150,900 (the "Special Bonus").

OUR BOARD OF DIRECTORS WILL PRESENT THE FOLLOWING RESOLUTION AT THE MEETING AND RECOMMENDS YOU VOTE FOR SUCH RESOLUTION:

“RESOLVED to approve the grant of the Special Bonus, which is not in accordance with the Company's Compensation Policy, to Mr. Zvi Fried, the former Chief Executive Officer of the Company.”

Proposal 11 requires the affirmative vote of Shareholders present in person or by proxy and holding our Ordinary Shares amounting in the aggregate to at least a majority of the votes actually cast with respect to such proposal, provided that one of the following shall apply: (i) the majority of the votes includes at least a majority of all the votes of Shareholders that are not the controlling shareholders of the Company or who do not have a personal interest in the approval of the transaction and who are present at the Meeting; abstentions shall not be included in the total of the votes of the aforesaid Shareholders; or (ii) the total of opposing votes from among the Shareholders said in subsection (i) above does not exceed 2% of all the voting rights in the Company.

20

PROPOSAL 12

APPOINTMENT OF KOST FORER GABBAY & KASIERER AS THE INDEPENDENT PUBLIC ACCOUNTANTS OF THE COMPANY FOR THE YEAR ENDING DECEMBER 31, 2017 AND TO AUTHORIZE THE AUDIT COMMITTEE TO FIX THEIR REMUNERATION

The Companies Law requires shareholders' approval of the appointment of the Company's independent public accountants for the fiscal year ending December 31, 2017. Our Board of Directors recommended and upon such recommendation, at the last annual meeting, the Company's Shareholders appointed the accounting firm of Kost Forer Gabbay & Kasierer, a member of Ernst & Young Global, as our independent registered public accounting firm. The Board of Directors believes that the appointment of Kost Forer Gabbay & Kasierer as our independent registered public accounting firm to perform the audit of our consolidated financial statements for the fiscal year ending December 31, 2017 is appropriate and in the best interests of the Company and its Shareholders. Subject to the approval of this proposal, the Audit Committee will fix the remuneration of Kost Forer Gabbay & Kasierer in accordance with the volume and nature of their services to the Company.

OUR BOARD OF DIRECTORS WILL PRESENT THE FOLLOWING RESOLUTION AT THE MEETING AND RECOMMENDS YOU VOTE FOR SUCH RESOLUTION:

“RESOLVED to appoint Kost Forer Gabbay & Kasierer as the independent public accountants of the Company for the year ending December 31, 2017 and to authorize the Audit Committee to fix their remuneration in accordance with the volume and the nature of their services, as the Audit Committee may deem fit in its sole discretion.”

Proposal 12 requires the affirmative vote of the holders of at least a majority of the voting power represented at the Meeting in person or by proxy and voting thereon.

PRESENTATION AND DISCUSSION OF THE COMPANY'S FINANCIAL STATEMENTS

The Companies Law requires the presentation of the Consolidated Balance Sheets and related information of the Company to our Shareholders. The Company will present at the Meeting the Company’s Consolidated Balance Sheets at December 31, 2016, and the Consolidated Statements of Income for the year then ended and will present to the Shareholders the management's report on the business of the Company for the year ended December 31, 2016.

REPORTING REQUIREMENTS

We are subject to the information reporting requirements of the U.S. Securities Exchange Act of 1934, as amended (the "Exchange Act"), applicable to foreign private issuers and we fulfill the obligations with respect to those requirements by filing reports with the SEC. Our filings with the SEC may be inspected without charge at the SEC’s Public Reference Room at 450 Fifth Street, N.W., Washington, D.C. 20549. Information on the operation of the Public Reference Room can be obtained by calling the SEC at 1−800−SEC−0330. Our SEC filings also are available to the public from the SEC’s website at www.sec.gov.

As a foreign private issuer, we are exempt from the rules under the Exchange Act related to the furnishing and content of proxy statements. The circulation of this proxy statement should not be taken as an admission that we are subject to those proxy rules.

21

Shareholders are urged to complete and return their proxies promptly in order to, among other things, ensure action by a quorum and to avoid the expense of additional solicitation. If the accompanying proxy is properly executed and returned in time for voting, and a choice is specified, the shares represented thereby will be voted as indicated thereon. If no specification is made, the proxy will be voted in favor of the proposals described in this proxy statement, subject to the terms of applicable law.

By Order of the Board of Directors

Pointer Telocation Ltd.

May 3, 2017, as amended on June 12, 2017

22

POINTER TELOCATION LTD.

THIS PROXY WHEN PROPERLY EXECUTED WILL BE VOTED AS DIRECTED HEREIN. IF NO DIRECTION IS INDICATED, THIS PROXY WILL BE VOTED “FOR” THE PROPOSALS HEREIN.
Please mark your vote as in this example ☒		FOR	AGAINST	ABSTAIN
	1. TO RE-ELECT the following persons: Yossi Ben Shalom Barak Dotan Nir Cohen Yehudit Rozenberg as directors of the Company for the coming year.	☐ ☐ ☐ ☐	☐ ☐ ☐ ☐	☐ ☐ ☐ ☐

2.    TO ELECT the following persons:

Arieh Ben-Yosef

Ofer Wolf

as external directors of the Company for a period of three years.

Are you a controlling shareholder in the Company or do you have a personal interest in the resolutions, excluding a personal interest that is not as a result of the shareholder’s connections with the controlling shareholder? [MUST BE COMPLETED OR ELSE YOUR VOTE WILL NOT BE COUNTED]

		☐ ☐ YES ☐	☐ ☐ NO ☐	☐ ☐

3.    Subject to the re-election of Ms. Yehudit Rozenberg as an independent director of the Company, and the election of Mr. Arieh Ben-Yosef and Mr. Ofer Wolf as external directors of the Company, TO APPROVE the grant of 1,500 Restricted Stock Units to each of Ms. Yehudit Rozenberg, Mr. Arieh Ben-Yosef and Mr. Ofer Wolf.

		☐	☐	☐

4.    TO APPROVE additional terms to the options to purchase 175,000 Ordinary Shares, NIS 3.00 par value each, of the Company, previously granted to Mr. David Mahlab, the Chief Executive Officer of the Company.

Are you a controlling shareholder in the Company or do you have a personal interest in the resolution? [MUST BE COMPLETED OR ELSE YOUR VOTE WILL NOT BE COUNTED]

		☐ YES ☐	☐ NO ☐	☐

5.    TO APPROVE the increase of the gross monthly salary of Mr. David Mahlab, the Chief Executive Officer of the Company, effective as of May 1, 2017.

Are you a controlling shareholder in the Company or do you have a personal interest in the resolution? [MUST BE COMPLETED OR ELSE YOUR VOTE WILL NOT BE COUNTED]

		☐ YES ☐	☐ NO ☐	☐

6.    TO ENTER into a Management Services Agreement with D.B.S.I. Investments Ltd., the Company's controlling shareholder, effective as of August 1, 2017.

Are you a controlling shareholder in the Company or do you have a personal interest in the resolution? [MUST BE COMPLETED OR ELSE YOUR VOTE WILL NOT BE COUNTED]

		☐ YES ☐	☐ NO ☐	☐
	7. TO AMEND Article 24 - "Notice of General Meetings; Omission to Give Notice" and Article 33(b) - "Instrument of Appointments" of the Articles of Association of the Company.	☐	☐	☐
	8. TO DELETE Article 28(d) - "Adoption of Resolutions at General Meeting; Merger" of the Articles of Association of the Company.	☐	☐	☐

9.    TO AMEND Article 68 - "Indemnity, Insurance and Exemption" of the Articles of Association of the Company.

Are you a controlling shareholder in the Company or do you have a personal interest in the resolution? [MUST BE COMPLETED OR ELSE YOUR VOTE WILL NOT BE COUNTED]

		☐ YES ☐	☐ NO ☐	☐

10.  Subject to the amendment of Article 68 of the Articles of Association of the Company, as detailed in Proposal 9 above, TO AMEND the indemnification letter entered into by the Company and its directors and officers, serving from time to time.

Are you a controlling shareholder in the Company or do you have a personal interest in the resolution? [MUST BE COMPLETED OR ELSE YOUR VOTE WILL NOT BE COUNTED]

		☐ YES ☐	☐ NO ☐	☐

11.  TO APPROVE the grant of a special bonus, which is not in accordance with the Company's Compensation Policy, to Mr. Zvi Fried, the former Chief Financial Officer of the Company.

Are you a controlling shareholder in the Company or do you have a personal interest in the resolution? [MUST BE COMPLETED OR ELSE YOUR VOTE WILL NOT BE COUNTED]

		☐ YES ☐	☐ NO ☐	☐

12.  TO APPOINT Kost Forer Gabbay & Kasierer as the independent public accountants of the Company for the year ending December 31, 2017 and to authorize our audit committee (the "Audit Committee") to fix their remuneration in accordance with the volume and the nature of their services, as the Audit Committee may deem fit in their sole discretion.

		☐	☐	☐

Name: _______ Number of Shares: ___________

Signature:__________________Date:_________

NOTE: Please mark date and sign exactly as the name(s) appear on this proxy. If the signer is a corporation, please sign the full corporate name by a duly authorized officer. Executors, administrators, trustees, etc. should state their full title or capacity. Joint owners should each sign.

POINTER TELOCATION LTD. For the Annual Meeting of Shareholders To Be Held On Friday, June 16, 2017 THIS PROXY IS SOLICITED ON BEHALF OF THE BOARD OF DIRECTORS

The undersigned shareholder of Pointer Telocation Ltd. (“Pointer” or the "Company") hereby appoints each of Yossi Ben - Shalom and Adv. Orly Tsioni the true and lawful attorney, agent and proxy of the undersigned, to vote, as designated below, all of the ordinary shares of the Company which the undersigned is entitled in any capacity to vote at the Annual Meeting of the shareholders of the Company which will be held at the offices of Yigal Arnon & Co., 1 Azrieli Center, 46th Floor, Tel-Aviv, Israel, on Friday, June 16, 2017, at 10:00 A.M. (local time), and all adjournments and postponements thereof.

(CONTINUED AND TO BE SIGNED ON REVERSE SIDE)	See Reverse Side